UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 14, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

HARMONY SECURES REGULATORY APPROVALS FOR THE EXPANSION OF ITS KAREERAND TAILINGS STORAGE FACILITY PROJECT

Capital allocated to reduce environmental footprint, lowering risk and improving margins

Johannesburg, Tuesday, 14 June 2022. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that key regulatory approvals were obtained to allow the Company to proceed with its Kareerand expansion project to ensure the continued retreatment of surface depositions at Mine Waste Solutions.

Mine Waste Solutions was acquired by Harmony in October 2020. It is a reclamation operation in the Stilfontein/Orkney area in the North West province in South Africa, which treats 2.2 million tonnes per month from historical tailings facilities through the Mine Waste Solution plant. Residue is then deposited on the existing Kareerand tailings storage facility, which is running out of tailings deposition capacity, thus necessitating building an extended tailings dam (“the Kareerand Expansion Project”).

The Kareerand Expansion Project is expected to produce approximately
100 000 ounces of gold per annum and add 16 years’ life of mine at an estimated all-in sustaining cost of about R572 000/kg over the life of the mine – lowering the risk profile of Harmony’s asset portfolio and improving its margin as a result.

“The Kareerand Expansion Project is yet another example of “Mining with Purpose.” This low risk, low cost operation will ensure healthy returns for investors, the creation of jobs for another 16 years and the rehabilitation and restoration of land in the area,” said Peter Steenkamp, Harmony’s chief executive officer.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

14 June 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 14, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director